Exhibit 99.1

PLATEAU SYSTEMS, LTD.

a Delaware corporation

2001 STOCK OPTION PLAN

The purpose of this Plan is to attract, retain and motivate outstanding employees of Plateau Systems, Ltd. (the “Company”) and its majority owned subsidiaries, if any, and consultants or others providing services to the Company and such subsidiaries, by offering them an opportunity to participate in the success of the Company through the grant of options to acquire shares of the Company’s Common Stock, $0.01 par value.

Certain capitalized terms used in this Plan are defined at the end of this document. Other terms used in this Plan are defined in the text as they occur and have the indicated meanings. This Plan is intended to be a written compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act of 1933 (the “Act”).

1.	ADMINISTRATION

1.1	Board of Directors and Committee. The Board of Directors shall appoint a Committee consisting of at least two directors that will be responsible for administering and interpreting this Plan. The Committee may from time to time adopt, amend, waive, and rescind procedures for the administration of this Plan as it deems advisable, consistent with the provisions of this Plan. Without limitation, the Committee shall have the authority to:

1.1.1	construe and interpret this Plan, Stock Option Agreements, Exercise Agreements, and any and all other agreements or documents executed pursuant, or related, to this Plan;

1.1.2	prescribe, amend and rescind rules and regulations relating to this Plan;

1.1.3	select Participants;

1.1.4	determine the form and terms of Options, including but not limited to the Exercise Price thereof;

1.1.5	determine the number of Shares or other consideration subject to Options;

1.1.6	determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Options under this Plan or awards under any other incentive or compensation plan of the Company;

1.1.7	grant waivers of Plan or Option conditions;

1.1.8	determine all aspects related to the vesting, exercise and payment of Options;

1.1.9	correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Agreement or any Exercise Agreement;

1.1.10	determine whether an Option has been earned, as applicable, under any agreement or understanding with a Participant or potential Participant; and

1.1.11	make all other determinations necessary or advisable for the administration of this Plan.

1.2	Committee Discretion. Subject to applicable law as provided in Section 8, and except as may otherwise be expressly provided herein, any and all determinations made by the Committee under this Plan will be in its sole and absolute discretion, and shall be final and binding on all interested parties. The Committee may delegate to one or more officers of the Company the authority to grant and administer Options.

2.	AVAILABLE SHARES

The Board of Directors will reserve for issuance not more than 4,869,680 shares of the Company’s Common Stock to be available for issuance upon the exercise of Options. The Board shall take steps to assure that offerings and sales of securities under this Plan qualify under Rule 701 of the Act, including but not limited to limits on the amount of securities that can be offered and sold. Shares made available upon the exercise of Options may be either treasury shares, authorized but unissued shares, or a combination thereof. If any change is made in the shares of Common Stock (including but not limited to by stock dividend, stock split, or merger or consolidation, but not including the issuance of additional shares for consideration), the Board or Committee, as appropriate, will make such adjustments in the number and kind of shares (which may consist of shares of a surviving corporation to a merger) that may thereafter be optioned and sold under this Plan and the number and kind of shares (which may consist of shares of a surviving corporation to a merger)and the Exercise Price per share of shares subject to outstanding Stock Option Agreements as the Board or Committee determines are equitable to preserve the respective rights of the Participants.

3.	PARTICIPANTS; STOCK OPTION AGREEMENTS

3.1	Selection of Participants. The Committee shall select the employees of the Company, and other persons or entities providing services to the Company (provided that such grant is not made in connection with the offer and sale of securities in a capital-raising transaction) who will be granted Options (a “Participant”), and shall determine the terms of the Options to be granted to each Participant, and the terms of the Stock Option Agreement, including but not limited to:

3.1.1	the number of shares of Common Stock covered by each Option;

3.1.2	the Exercise Price;

3.1.3	the term of each Option, which in any event may not exceed ten (10) years;

3.1.4	the vesting schedule for each Option;

3.1.5	any holding period or other restriction applicable to shares of Common Stock purchased pursuant to each option;

3.1.6	the terms of the Exercise Agreement; and

3.1.7	any other terms and conditions deemed appropriate by the Committee.

3.2	Stock Option Agreements. All grants of Options will be evidenced by a Stock Option Agreement, in such form as shall be approved by the Committee from time to time, which shall be executed by each Participant. Such agreements may, but need not, be the same for each Participant. The Committee and the Participant may thereafter amend, modify, or waive the provisions of the Stock Option Agreement by mutual written agreement. The Stock Option Agreement will contain provisions to reflect and enforce the applicable provisions of this Plan and any other provisions deemed appropriate by the Committee, including but not limited to the following:

3.2.1	Exercise Price. Each Stock Option Agreement will provide that the Exercise Price shall be paid to the Company at the time of exercise in cash, or such consideration as the Committee may approve having a total fair market value, as determined by the Committee, equal to the Exercise Price, or any combination thereof, and as provided in Section 4 below. At the Board’s discretion, consideration may include shares of Common Stock already held by a Participant or Common Stock withheld upon the exercise of the option only to the extent necessary to pay required minimum withholding taxes, which will be accepted at Market Value.

3.2.2	Investment and Other Representations. Each Stock Option Agreement and/or Exercise Agreement shall provide that, upon demand by the Committee, any person exercising an Option may be required to deliver to the Committee at the time of exercise a written representation that the Purchased Shares are being acquired for investment and not for resale or with a view to distribution, along with such other representations and warranties as the Committee may require.

3.3	Date of Grant. The date of grant of an Option will be the date the Committee determines to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

3.4	Exercise Period. Subject to the restrictions set forth in this Plan, Options shall be exercised as provided in the Stock Option Agreement. In no event may any Option be exercised after the expiration of ten (10) years from the date such Option is granted. The Committee may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, for the purchase of such number of shares of Common Stock as the Committee determines.

3.5	Method of Exercise. Options may be exercised only by delivery to the Company of a stock option exercise agreement (“Exercise Agreement”) in a form approved by the Committee (which need not be the same for each Participant), stating the number of shares of Common Stock being purchased, the restrictions imposed on such shares, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price, and any applicable taxes, for the shares of Common Stock being purchased.

3.6	Payment of Taxes with Common Stock. If the Company’s Common Stock is not Publicly Traded within three (3) years of the effective date of this Plan, the Committee may, but shall have no obligation to, assist a Participant in satisfying an obligation to pay or withhold taxes as a result of the exercise of an Option by the redemption at Market Value of shares of Common Stock owned by such Participant. The shares of Common Stock redeemed may be either shares the Company would otherwise have issued upon exercise of an Option, or shares owned by the Participant. In determining whether to approve such redemption, the Committee may consider whether the shares proposed to be redeemed are subject to any holding period or other restrictions on transfer and may waive or arrange for the waiver of any such restrictions.

3.7	Tax Withholding. Whenever Purchased Shares are to be issued upon exercise of Options, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under this Plan or any Stock Option Agreement, payments in satisfaction of Options are to be made in cash, such payment will be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

4.	PAYMENT

4.1	Payment Upon Exercise of an Option. Payment for Purchased Shares may be made in cash, by good check, or, when approved by the Committee and as permitted by law, in any of the following ways:

4.1.1	by cancellation of indebtedness of the Company to the Participant;

4.1.2	by surrender of shares of the Common Stock that either: (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid); or (2) were obtained by Participant in a manner consistent with all applicable legal and contractual restrictions;

4.1.3

by tender of a full recourse promissory note having such terms as may be approved by the Committee and bearing interest at a rate sufficient to avoid imputation of income under Sections 483 and 1274 of the Code; provided, however, that Participants who are not employees or directors of the Company will not be entitled to purchase Shares with a promissory note unless the note is adequately secured by collateral other than the Shares; and provided, further, that the portion of the Exercise Price equal to the par value of the Shares must be paid in cash or other legal consideration permitted by Delaware General Corporation Law.

4.1.4	by waiver of compensation due or accrued to the Participant for services rendered;

4.1.5	with respect to purchases upon exercise of an Option, and provided that a public market for the Company’s stock exists:

4.1.6	through a “same day sale” commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an “NASD Dealer”) whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

4.1.7	through a “margin” commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

4.1.8	by any combination of the foregoing.

4.2	Loan Guarantees. The Committee, in its sole discretion, may (but shall have no obligation) to help a Participant pay for Shares purchased under this Plan by authorizing a guarantee by the Company of a third-party loan to the Participant.

5.	CONDITIONS RELATED TO OPTIONS AND STOCK

All Options and shares of Purchased Stock shall, except as otherwise provided in the Stock Option Agreement, be subject to the following restrictions and conditions:

5.1	Non-transferability of Options. No Option or any right or interest of any kind therein, may be sold or otherwise transferred, in whole or in part, or made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution upon the Participant’s death. During the lifetime of the Participant, the Option may be exercised only by the Participant or his/her legal representative.

5.2

Restricted Stock. Unless the Company otherwise agrees in writing, shares of Purchased Stock may not be sold or otherwise transferred or encumbered, other than by will or under the laws of descent and distribution upon the Participant’s death, until and unless (i) any holding period or other restriction on such a sale or other transfer specified in the Stock Option Agreement, or established or implemented by the Board from time to time, has expired, and (ii) the Company has waived in writing any option to redeem such shares that it may have under the Stock Option Agreement. In no event may any Participant sell any shares of Purchased Stock during the one hundred eighty (180) day period following an the initial public offering, if any, of the Company’s capital stock.

5.3	Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares then exercisable.

5.4	Redemption of Purchased Stock and Payback of Certain Profits. The Company shall have the right, but not the obligation, to redeem Purchased Stock from a Participant, and the right to require a Participant to pay the Company the amount of such Participant’s Net Investment Proceeds with respect to shares of Purchased Stock that have been sold or otherwise transferred by Participant, in the circumstances and on the terms and conditions specified in the Participant’s Stock Option Agreement.

5.5	Securities Law. The Company may require any Participant or any subsequent holder of an Option or of any shares of Purchased Stock to provide the Company and its representatives and agents, prior to any sale or other transfer, with such other representations, commitments, and opinions regarding compliance with applicable securities laws and regulations, and with any guidelines or preferences of any underwriter or other Company advisor, as the Company may deem necessary or advisable.

5.6	Termination of Employment. Subject to earlier termination as set forth herein, and notwithstanding any exercise period set forth in the Stock Option Agreement, exercise of an Option shall at all times remain subject to the following:

5.6.1	Without Cause. If a Participant’s employment or engagement with the Company is terminated for any reason other than for Cause, such Participant may exercise his or her Options only to the extent such Options are exercisable upon the effective date of such termination, no later than thirty (30) days after the said date, but in any event no later than the expiration date of the Options.

5.6.2	With Cause. If the Participant’s employment or engagement with the Company is terminated for Cause, such Participant’s Options shall expire on the effective date of such termination, or at such later time and on such conditions as may be determined by the Committee.

6.	VALUATION

The Board of Directors will determine the Market Value of shares of Purchased Stock as of each Valuation Date.

7.	STOCK CERTIFICATES; SHAREHOLDER RIGHTS

A Stock Option Agreement may provide that the Company will retain for safekeeping all certificates representing shares of Purchased Stock, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank. Each certificate shall bear such legends as the Committee determines necessary or appropriate. Whether or not certificates representing such shares have been issued or delivered, each Participant upon purchasing such shares will have all the rights of a shareholder of Common Stock, including voting, dividend, and distribution rights, with respect to all shares of Purchased Stock owned by the Participant, except as may otherwise be provided in the Participant’s Stock Option Agreement. No Participant shall have any rights as a shareholder with respect to shares of Common Stock subject to options granted under this Plan before the date of issuance to the Participant of shares upon the exercise of such options.

8.	COMPLIANCE WITH LAWS AND REGULATIONS

This Plan, the grant and exercise of Options, and the obligation of the Company to sell and deliver Purchased Shares, shall at all times remain subject to applicable federal and state laws, rules, and regulations, and to such approvals by any government or regulatory agency as may be determined advisable by the Committee. The Company may delay issuing shares of Common Stock upon the exercise of Options in order to accommodate compliance with such laws, rules, regulations, and approvals, including but not limited to (i) the listing of such stock on any registered national securities exchange or approval for quotation in the National Association of Securities Dealers Automated Quotation (“NASDAQ”) system and (ii) the completion of any registration or qualification of such shares under any federal or state law, or any ruling or regulation of any governmental body that the Company may, in its sole discretion, determine to be necessary or advisable.

9.	CORPORATE TRANSACTIONS

9.1	Change of Control. In the event of a change of control of the Company, or in the event of a merger, consolidation, dissolution, liquidation, sale of assets, or other transaction by the Company, and/or a majority of the holders of its shares of capital stock, the Committee may, at the time an Option is granted or at any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the Vesting or exercise of Options, (ii) cause the Company to purchase the Option for an amount of cash or other property deemed reasonable by the Committee under the circumstances, (iii) adjust the terms of the Option in a manner determined by the Committee to reflect the change of control or other transaction, including but not limited to the right to terminate Options that have not Vested, (iv) cause the Option to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Committee may consider equitable and in the best interests of the Company, including but not limited to the modification or other treatment of Options as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation or sale of assets.

9.2

Substitution or Assumption of Other Options. The Company from time to time may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, including but not limited to any transaction described in Section 9.1 above, by either (a) granting an Option in substitution of such other company’s award or (b) assuming such award as if it had been granted under this Plan, if the terms of such assumed award could properly be applied to an Option, as determined by the Committee. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Option if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately pursuant to Section 424(a) of the Code. In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

10.	GENERAL PROVISIONS

10.1	Severability. If any provision of this Plan is held invalid or unenforceable for any reason, the validity and enforceability of all other provisions of this Plan will not be affected.

10.2	Other Plans. The adoption of this Plan has no effect on awards made or to be made under other equity incentive plans, if any, covering employees of the Company, or any of its predecessors. Neither the adoption of this Plan, the possible submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan shall be construed to create any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and other equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific instances.

10.3	Employment. Nothing in this Plan, any Option or any Stock Option Agreement, shall confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate any Participant’s employment or other relationship at any time, with or without cause.

10.4	Governing Law. This Plan shall be governed by and construed in accordance with the law of the State of Delaware without regard to the choice of law rules in such law.

11.	DEFINITIONS

As used in this Plan, the following terms have the meanings indicated:

“Cause” means termination of a Participant’s employment or engagement with the Company because of (i) a material violation by a Participant of any law or regulation, including but not limited to laws and regulations applicable to the Company’s business, (ii) a Participant’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude, willful perpetration by a Participant of a common law fraud, (iii) a Participant’s commission of an act of personal dishonesty in connection with the Company or any other entity having doing business or affiliated with the Company, (iv) any material breach by a Participant of any provision of any agreement or understanding between the Company and such Participant regarding the terms of the Participant’s service as an employee, or other relationship with the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an employee, director or consultant of the Company other than as a result of having a disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between the Company and the Participant, (v) Participant’s disregard of the policies of the Company so as to cause loss, damage or injury to the property, reputation or employees of the Company, or (vi) any other act or omission by the Participant that is materially injurious to the financial condition or business reputation of, or is otherwise inconsistent with the best interests of, the Company.

“Committee” means the Committee established by the Board of Directors as provided under Section 2 of this Plan.

“Common Stock” means the Common Stock, $0.01 par value, of the Company.

“Exercise Agreement” means the written agreement to be executed by the Participant upon the exercise of an Option, as described in Section 3.5.

“Exercise Price” means the price at which a holder of an Option may purchase shares of Common Stock upon exercise of the Option.

“Market Value” of Common Stock means (i) if the Common Stock is Publicly Traded, the closing sale price per share as determined by the Board of Directors on such date or, if no closing sale price is available for such date, on the most recent prior date for which a closing sale price is available or, if no closing sale price is available, the closing bid price, as so determined, on such date or, if no closing bid price is available for such date, the closing bid price on the most recent prior date for which a closing bid price is available, or (ii) if the Common Stock is not Publicly Traded, its fair market value as determined in good faith by the Board of Directors as of the most recent Valuation Date.

“Net Investment Proceeds”, with respect to Purchased Stock sold or otherwise transferred by a Participant or a Participant’s successor in interest, means the greater of the value of the gross proceeds received for such stock or the Market Value of such Stock on the date of sale or transfer, less, in either case, (i) the Exercise Price of the Option pursuant to which such stock was purchased, plus simple interest on such amount at the rate of eight percent (8%) per annum to the date of the sale or transfer, (ii) reasonable and customary commissions paid for the sale or transfer, and (iii) the verified amount of any income taxes paid or payable on the sale or transfer.

“Option” means the right to purchase shares of Common Stock granted to a Participant pursuant to the provisions this Plan, and as provided under the terms of a Stock Option Agreement.

“Participant” means a person who has entered into a Stock Option Agreement and such person’s successors and permitted assigns.

“Plan” means this Stock Option Plan, as amended from time to time.

“Publicly Traded” means shares of Common Stock have been listed on a registered national securities exchange or approved for quotation in the National Association of Securities Dealers Automated Quotation (“NASDAQ”) system.

“Purchased Stock” means shares of Common Stock purchased pursuant to and Option or Options.

“Stock Option Agreement” means an agreement entered into by a Participant and the Company to govern the grant, vesting, holding, exercise and other aspects of Options, subject to the provisions of this Plan.

“Valuation Date” means December 31st of every year beginning with the year 2001, and any other date as of which the Board of Directors, or any committee thereof, determines the Market Value of shares of Common Stock, including but not limited to Purchased Stock.